Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

On June 29, 2018, Rite Aid Corporation posted a video on a website that is being maintained at www.riteaid-albertsons.com. The video script and related presentation are below:

RITE AID VIDEO SCRIPT- JOHN STANDLEY STOCKHOLDER MESSAGE

6-29-2018

Thank you for taking a few minutes to learn about our plans to truly transform Rite Aid by merging with Albertsons, the number two grocer in the country, to create a differentiated leader in Food, Health and Wellness.

In a consolidating and evolving marketplace, we have worked hard to defend and improve our competitive position.

This merger accelerates those efforts by transforming our business from a strong regional pharmacy player, to a top five food and drug retailer, well-positioned to deliver significant value.

By combining with Albertsons, we will significantly enhance our scale and diversification, and we expect to improve our growth prospects, financial strength and ability to deliver compelling long-term value for shareholders and customers.

Simply put, our Board and management are confident that the merger with Albertsons is the right combination, with the right partner, at the right time.

We believe the merger will position Rite Aid for future growth and accelerate our transformation by strengthening our geographic presence in existing local markets...

and creating new levers for growth through access to attractive new markets.

On a combined basis, we will serve over 40 million customers per week with over 4,300 pharmacy counters nationwide.

We will enhance our ability to compete in the face of increasing competition, drug reimbursement rate pressure and consolidation by:

- Increasing local scale with expected #1 or #2 positions in 66% of combined metropolitan markets, with highly recognizable brands, which will better enable us to compete...

-Achieving substantial cost synergies and incremental revenue opportunities; and...

- Leveraging our best-in-class omni-channel retail capabilities, our strong loyalty program, and our compelling technology capabilities...

All of which will allow pharmacy and grocery customers to shop where, when and how they want.

From a financial perspective, the merger is expected to significantly transform our financial profile in terms of scale, profitability, financial strength and growth.

Revenues are expected to increase four times, from roughly $22 billion to $83 billion, and Adjusted EBITDA will increase roughly six times from approximately $650 million to $3.7 billion, with higher margins.

Importantly, the combined company is expected to have lower leverage than stand-alone Rite Aid, including synergies, with a target leverage ratio of 3.9 times and a clear path to reducing leverage to less than 2.75 times within 36 months after closing.

We expect to realize substantial synergies associated with the merger, with $375 million in identified run rate cost synergies and an estimated $3.6 billion in incremental revenue opportunities, which we expect to achieve by February 2022.

We will benefit from strong and diversified cash flow, with $1.9 billion in estimated fiscal 2019 free cash flow from multiple revenue sources, including grocery, pharmacy, front-end and PBM.

All of this will combine to enable us to deliver an attractive growth profile over the next three years, with targeted revenue growth of 3.5 to 4.5% and targeted Adjusted EBITDA growth of 11 to 15%.

The bottom line is that following a robust and thorough review process, our management team and Board of Directors are confident this combination is the best path forward for Rite Aid and our shareholders.

We appreciate your investment in Rite Aid and hope that you will show your support for our future success by voting to approve the merger with Albertsons.

As you prepare to vote, it is important to recognize that a failure to vote will have the same effect as a vote AGAINST the merger.

So, your vote is extremely important... no matter how many shares you own.

We urge you to sign and return the proxy card that was mailed to you, or vote online or by phone by following the instructions on your proxy card.

For more information about the proposed combination and how to vote your shares please visit our transaction website at www.riteaid-albertsons.com.

With your support we look forward to completing this tremendous value creation opportunity and positioning Rite Aid for lasting success.

Thank you.

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “anticipate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve its guidance, its cost-cutting synergies, its incremental revenue opportunities or it may take longer or cost more than expected to achieve those synergies and opportunities; the risk that the market may not value the combined company at a similar multiple to earnings as that applied to the companies that Rite Aid and Albertsons believe should be comparable to the combined company, and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the definitive proxy statement/prospectus that was filed with the SEC on June 25, 2018 in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on March 28, 2018.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared a registration statement on Form S-4 that included a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on June 25, 2018. The registration statement has been declared effective by the SEC. Rite Aid has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Measures

This communication includes certain non-GAAP measures, including EBITDA (Earnings before interest, tax, depreciation, and amortization), Adjusted EBITDA and free cash flow (collectively, the "Non-GAAP Measures"). These Non-GAAP Measures are performance measures that provide supplemental information that Albertsons and Rite Aid believe are useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing the ongoing operating performance of Albertsons, Rite Aid or the combined company, and thereby facilitate review of its operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to the results of operations of Albertsons, Rite Aid or the combined company may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, Albertsons and Rite Aid believe these Non-GAAP measures provide helpful information to analysts and investors to facilitate a comparison of their operating performance to that of other companies. A reconciliation of the Non-GAAP Measures to the most directly comparable GAAP financial measures are included at the end of this communication. Additional information regarding these Non-GAAP measures are available in previously disclosed SEC filings of Albertsons, Albertsons Companies, LLC and Rite Aid. The appearance of Non-GAAP Measures in this communication should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Except as otherwise noted herein, a reconciliation of Non-GAAP Measures has not been provided because such reconciliation could not be produced without unreasonable effort.

Rite Aid – Reconciliation of Net Loss to Adjusted EBITDA (FY Ending February 2019 Guidance)

	FYE February 2019 Guidance Range
($ in millions)	Low	High

Net loss	($95)	($40)
Adjustments:
Interest expense	210	210
Income tax benefit	(15)	(10)
Depreciation and amortization	380	380
LIFO charge	35	35
Loss on debt retirements	15	15
Store closings and impairment charges	40	40
Other	45	45
Adjusted EBITDA	$615	$675

Source: Rite Aid’s Form 8-K dated April 12, 2018.

Albertsons – Reconciliation of Net Income to Adjusted EBITDA (Q4 and Full Year Ending February 2018)

($ in millions)	Q4 FYE February 2018	Full Year FYE February 2018

Net income	$388	$46
Depreciation and amortization	436	1,898
Interest expense, net	196	875
Income tax benefit	(373)	(964)
EBITDA	$647	$1,855
Adjustments:
Gain on interest rate and commodity hedges, net	(1)	(6)
Acquisition and integration costs (1)	56	218
Loss (gain) on debt extinguishment	0	(5)
Equity-based compensation expense	21	46
Net (gain) loss on property dispositions, asset impairment and lease exit costs	(0)	67
Goodwill impairment	--	142
LIFO (benefit) expense	(21)	3
Facility closures and related transition costs (2)	1	12
Other (3)	8	65
Adjusted EBITDA	$712	$2,398

Source: Albertsons Form 8-K dated April 11, 2018.

(1)	Primarily includes costs related to acquisitions, integration of acquired businesses, expenses related to management fees paid in connection with acquisition and financing activities, adjustments to tax indemnification assets and liabilities and losses on acquired contingencies in connection with the Safeway acquisition.
(2)	Includes costs related to facility closures and the transition to our decentralized operating model.
(3)	Primarily includes lease adjustments related to deferred rents and deferred gains on leases. Also includes amortization of unfavorable leases on acquired Safeway surplus properties, estimated losses related to the security breach, changes in our equity method investment in Casa Ley, fair value adjustments to CVRs, foreign currency translation gains, costs related to our initial public offering and pension expense in excess of cash contributions.

Albertsons – Reconciliation of Operating Income to Adjusted EBITDA (FY Ending February 2019)

	FYE February 2019 Guidance Range
($ in millions)	Low	High

Operating income	$475	$550
Adjustments:
Depreciation and amortization	1,900	1,890
Acquisition and integration costs (1)	155	145
Equity-based compensation expense	45	40
Other adjustments (2)	105	95
Adjusted EBITDA	$2,680	$2,720

Source: Albertsons Form 8-K dated April 11, 2018.

(1)	Primarily includes forecasted costs related to integration of acquired businesses, acquisitions and amortization of management fees paid.
(2)	Primarily includes forecasted LIFO expense and lease adjustments related to deferred rents and deferred gains on leases and estimated net costs incurred on acquired surplus properties.